SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 11-K




( ANNUAL  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
   1934 [NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

( TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934 [NO FEE REQUIRED)
                   For the transaction period from   to


                       Commission file Number 0-27782

              THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
                          (Full Title of the Plan)

                   DIME COMMUNITY BANCORP, INC.
                   209 Havemeyer Street, Brooklyn, NY  11211
                   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

      Registrant's telephone number, including area code: (718) 782-6200

ITEM 1                                                                  PAGE

INDEPENDENT AUDITORS' REPORT                                              3
FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1999 AND 1998:
     Statements of Net Assets Available for Plan Benefits                 4
     Statements of Changes in Net Assets Available for Plan
         Benefits for the years December 31, 2000 and 1999
         ended                                                            5
     Notes to Financial Statements                                     6-10

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2000 AND FOR
   THE YEAR THEN ENDED:
   Schedule H, Item 4(i) - Schedule of Assets Held for
      Investment Purposes as of December 31, 2000                        11

   Schedule of Reportable Transactions                                   12

SIGNATURES                                                               13

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 the Dime Savings Bank of Williamsburgh:

We have audited the accompanying statements of net assets available for plan benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP


June 14, 2001
New York, New York

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999

                                                                                     AT DECEMBER 31,
                                                                               2000                            1999
                                                                        -----------                      ----------
INVESTMENTS, AT FAIR VALUE (Notes 1(e), and 2(c)):
   Fixed income funds:
     Short Term Investment Fund (a) (b)                                  $1,794,576                      $1,762,269
     Intermediate Term Bond Fund                                            493,300                         443,620
     Actively Managed Bond Fund (a) (b)                                     564,424                         487,817
                                                                        -----------                      ----------
       Total fixed income funds                                           2,852,300                       2,693,706
                                                                        -----------                      ----------
   Equity funds:
     Core Equity Fund (a) (b)                                             1,173,467                       1,161,789
     Value Equity Fund                                                      473,570                         372,188
     Emerging Growth Equity Fund (a)(b)                                     704,547                         735,404
     International Equity Fund                                              172,804                         173,146
                                                                        -----------                      ----------
        Total equity funds                                                2,524,388                       2,442,527
                                                                        -----------                      ----------
   Dime Community Bancshares, Inc. Common Stock Fund (a) (b)
      Common stock investment                                             5,126,632                       3,846,020
      Short term investment                                                 153,148                              -
      Cash balance                                                            2,025                         120,940
                                                                        -----------                      ----------
   Total Dime Community Bancshares, Inc. Common Stock Fund                5,281,805                       3,966,960
                                                                        -----------                      ----------
   Participant Loans Receivable (b)                                         361,797                         490,615
                                                                        -----------                      ----------

TOTAL INVESTMENTS                                                        11,020,290                       9,593,808

EMPLOYER CONTRIBUTIONS RECEIVABLE                                           145,702                              -

CASH                                                                            583                           6,276
                                                                        -----------                      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                  $11,166,575                      $9,600,084
                                                                        ===========                      ==========

(a) Represents 5% or more of the net assets available for Plan benefits at December 31, 2000.
(b) Represents 5% or more of the net assets available for Plan benefits at December 31, 1999.

See accompanying notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             2000                            1999
                                                                         ----------                      ----------
ADDITIONS:
   Investment income:
      Net appreciation in fair value of investments                      $1,681,052                        $338,178
      Interest income                                                        37,064                          40,843
      Administrative expenses                                                (3,460)                         (4,470)
                                                                         ----------                      ----------
           Investment income, net                                         1,714,656                         374,551
                                                                         ----------                      ----------
   Contributions                                                            401,835                              -
                                                                         ----------                      ----------
   Total additions, net                                                   2,116,491                         374,551
                                                                         ----------                      ----------
DEDUCTIONS - Benefits paid to participants                                  550,000                         699,703
                                                                         ----------                      ----------
TRANSFERS FROM FINANCIAL FEDERAL SAVINGS BANK
   INCENTIVE SAVINGS PLAN                                                        -                          656,973
                                                                         ----------                      ----------
        Net increase                                                      1,566,491                         331,821
                                                                         ----------                      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
        Beginning of Year                                                 9,600,084                       9,268,263
                                                                         ----------                      ----------
        End of Year                                                     $11,166,575                      $9,600,084
                                                                         ==========                      ==========

See accompanying notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1.  DESCRIPTION OF PLAN

    The following is a brief description of the Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan"). This description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

    a. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         On January 21, 1999, Dime Community Bancshares, Inc. (the "Company"), the holding company for the Plan's sponsor, The Dime Savings Bank of Williamsburgh (the "Bank"), completed a plan of merger with Financial Bancorp, Inc., the holding company for Financial Federal Savings Bank, FSB. In accordance with the terms of the merger agreement, on September 15, 1999, the Financial Federal Savings Incentive Savings Plan in RSI Retirement Trust ("Finfed 401(k)"), with total assets of $656,973, was merged with and into the Plan. All individual accounts of the Finfed 401(k) participants were merged into the Plan. Officers and employees of Financial Federal Savings Bank who became employees of the Bank are entitled to participate in the Plan.

    b. ELIGIBILITY AND PARTICIPATION - Participation in the Plan is voluntary. An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.

         An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.


    c. CONTRIBUTIONS - On June 15, 2000 the Plan was amended whereby, effective July 1, 2000, employee contributions of up to 12% of "covered compensation," as defined in the Plan document, are permitted. Previously, employee contributions to the plan were not permitted in accordance with a Plan amendment effective January 1, 1997.

         Effective July 1, 2000, the Company or Bank also makes a required 100% vested cash contribution to participants in the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Affiliates (the "ESOP") in the amount of 3% of "covered compensation" (defined as W-2 compensation including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the 401(k) Plan up to applicable IRS limits). This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date. The contribution is automatically transferred to the Plan, regardless of whether or not the individual otherwise participates in the Plan.
         Upon transfer of funds to the Plan, the participant has the ability to invest this contribution in any of the investment options currently offered under the Plan. This annual employer contribution is made in January of each year based upon the total covered compensation through December 31{st} of the previous year. In January 2001, a contribution of $144,145 was made to eligible participants based upon covered compensation for the period July 1, 2000 through December 31, 2000.

         Previously, employer contributions to the plan were not permitted in accordance with a Plan amendment effective May 31, 1996. As a result, no employer contribution was made during the year ended December 31, 2000.

         During the year ended December 31, 1999, rollover contributions totaling $656,973 were received from Plan participants who were former participants of the Finfed 401(k) Plan.

    d. VESTING - All participants are 100% vested in the value of the annual 3% employer contribution to the Plan and any investment income that these funds may earn. Otherwise, participant contributions and earnings thereon are nonforfeitable. Participants' rights to Bank contributions vest based upon the number of years of service during which the employee is a participant in the Plan. The vesting schedule is as follows:



             NUMBER OF YEARS OF SERVICE VESTED PERCENTAGE

                Less than 2 years               0%
                Less than 3 years              25
                Less than 4 years              50
                Less than 5 years              75
                5 or more years               100

    e. INVESTMENTS - Information concerning plan investments is described in the following paragraphs.

           TRUST FUNDS MANAGED BY RETIREMENT SYSTEM GROUP INC.("RSI") - Under the terms of a trust agreement with RSI, the Plan participates in certain trust funds managed by RSI. The trust agreement provides for the continued operation of RSI as an open-end management investment company under the Investment Company Act of 1940. RSI consists of two groups of investment funds - the Fixed-Income funds, which are invested in fixed income investments with limited equity holdings, and the Equity funds, which permit a higher percentage of plan funds to be invested in common stocks. As of December 31, 2000 and 1999, there were seven investment funds. The funds currently consist of (i) four Equity funds: (a) Core Equity Fund, (b) Value Equity Fund (c) Emerging Growth Equity Fund and (d) International Equity and (ii) three Fixed Income funds: (a) Short Term Investment Fund, (b) Intermediate Term Bond Fund and (c) Actively Managed Bond Fund. The Plan has elected to belong to both the Fixed-Income funds and the Equity funds for which RSI has sole discretionary authority concerning purchases and sales of investments therein.

           DIME COMMUNITY BANCSHARES, INC. COMMON STOCK FUND - On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by the Company. The Company issued approximately 14.5 million shares of common stock in a Subscription and Community offering. The Plan was able to participate in this conversion, through a newly created fund entitled the Dime Community Bancshares, Inc. Common Stock Fund (the "DCB Stock Fund"). The DCB Stock Fund invests in the common stock of the Company, with excess cash invested in short-term money market investments.

         Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.

    f. DEATH, RETIREMENT AND DISABILITY BENEFITS - The unvested portion of a participant's account shall become fully vested immediately upon attainment of age 65, or, if earlier, upon the termination of the participant's membership by reason of death, disability or retirement.

         A participant is eligible for early retirement benefits upon attaining age 60 or a combined aggregate of 30 or more years of vested service with a participating bank. In addition to any one of the two criteria, a participant must complete five years of creditable service.

         At December 31, 2000, benefit claims payable were $261.

    g. WITHDRAWAL OF FUNDS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested balance of his or her account, or annual installments limited to a ten-year period.

    h. LOANS TO PARTICIPANTS- Loans are permitted, subject to current IRS statutes and regulations. Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Prior to June 11, 1998, participants were permitted no more than one outstanding loan at any time. The Plan was amended, effective June 11, 1998, whereby participants are now permitted a maximum of two outstanding loans at any time. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. The loans are secured by the balances in the participant's account. Loan repayments are made by automatic payroll deduction.

    i. FORFEITURES - If a participant is not fully vested and terminates his or her employment, the units representing the nonvested portion of his or her account shall constitute forfeitures. Forfeitures are allocated to participants, on a pro rata basis, based upon their before-tax contribution accounts.

    j. PLAN TERMINATION - Although the Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become 100% vested in their individual account balances (including the Bank's contributions) at the termination date.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies followed by the Plan are as follows:

    a. BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

    b. USE OF ESTIMATES - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as well as the reported amounts of changes in net assets available for plan benefits. Actual results could differ from those estimates.

    c. INVESTMENTS - The Plan's pooled investment funds are carried at fair value based on the Plan's proportionate share of units of beneficial interest in the respective funds. The securities in the pooled investment funds are traded on national securities exchanges and are valued at their quoted market prices at the end of the year. The common stock of the Company is carried at fair value based upon the quoted market price at the end of the year. Short-term investments are carried at cost, which approximate fair value. Loans to participants are carried at the principal amount of the loans outstanding, which approximates fair value.

         Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

         Investment transactions are accounted for on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are recorded on the average cost basis.

    d. ALLOCATED EXPENSES - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustees to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers' commissions, registration charges, or administrative expenses of the Trustees, shall be paid from the Plan or from such investment account to which such expenses directly relate. The Bank may charge employees all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

    e. RECLASSIFICATIONS - Certain reclassifications have been made in the prior year financial statements to conform to reporting practices followed in the current year.


3.  RELATED PARTY TRANSACTIONS

    Plan investments consist of pooled investment funds managed by Retirement Systems Group, Inc. Retirement Systems Group is a trustee as defined by the Plan, and therefore qualifies as a party-in-interest.

4.  FEDERAL INCOME TAXES

    The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the "Code") and is intended to be exempt from taxation under
    Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated October 22, 1996. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.   SUBSEQUENT EVENT

     On March 15, 2001 the Plan was amended whereby, effective April 1, 2001, the following investment fund options were added to the Plan and existing Plan investment funds were deactivated as follows:

           NEWLY ADDED INVESTMENT FUNDS

           American Century International Growth Fund
           PIMCO Total Return Administrative Fund
           RSGroup Trust Stable Value Fund
           Alliance Premier Growth `A' Fund
           Alger Midcap Growth Retirement Fund
           Asset Allocation - Aggressive Fund
           Asset Allocation - Moderate Fund
           Asset Allocation - Conservative Fund

           DEACTIVATED INVESTMENT FUNDS

            RSI International Fund  (Assets to be transferred into American
                Century International Growth Fund)
            RSI Actively Managed Bond Fund (Assets to be transferred into PIMCO
                Total Return Administrative Fund)
            RSI Intermediate Term Bond Fund (Assets to be transferred into
                RSGroup Trust Stable Value Fund)

                                                                    SCHEDULE 1

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

SCHEDULE H, ITEM 4(i) - ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000

      (A)                                                                                                              (E)
  PARTIES IN                 (B)                          (C)                                 (D)                    CURRENT
   INTEREST          IDENTITY OF ISSUER          DESCRIPTION OF INVESTMENTS                   COST                    VALUE
---------------     ---------------------        ----------------------------             ----------             -----------

        Yes         RSI Retirement Trust         Core Equity
                                                    (10,857.389 units)                      $503,113              $1,173,467

        Yes         RSI Retirement Trust         Emerging Growth Equity
                                                    (6,505.511 units)                        664,733                 704,547

        Yes         RSI Retirement Trust         Value Equity
                                                    (5,170.542 units)                        383,913                 473,570

        Yes         RSI Retirement Trust         International Equity
                                                    (2,820.367 units)                        166,007                 172,804

        Yes         RSI Retirement Trust         Actively Managed Bond
                                                    (13,548.347 units)                       566,321                 564,424

        Yes         RSI Retirement Trust         Intermediate Term Bond
                                                    (13,002.103 units)                       492,130                 493,300

        Yes         RSI Retirement Trust         Short Term Investment
                                                    (71,811.751 units)                     1,791,703               1,794,576

        Yes         Dime Community Bancshares,   Common Stock Fund - Common
                     Inc.                            stock investment                      2,343,225               5,126,634

        No          HSBC Bank                    Common Stock Fund - Short-
                                                    term investment                          155,171                 155,171

        Yes                                      Employee Loans Receivable
                                                 (77 loans with interest rates
                                                 ranging from 7.0% to 10.5%, and
                                                 maturities ranging from March,
                                                 2001, to May, 2013)                         361,797                 361,797
                                                                                          ----------             -----------
                                                 Total                                    $7,428,113             $11,020,290
                                                                                          ==========             ===========

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000

Item 1 - SINGLE TRANSACTIONS

NONE.


Item 2 - SERIES OF TRANSACTIONS

NONE.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.



Dated:  June 29, 2001
                                /s/ VINCENT F. PALAGIANO
                                --------------------------------------------
                                Vincent F. Palagiano
                                CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE
                                      OFFICER





Dated:  June 29, 2001
                                /s/ KENNETH J. MAHON
                                --------------------------------------------
                                Kenneth J. Mahon
                                EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
                                      OFFICER